EXHIBIT 99.1

News Release

For Immediate Release	Date: July 7, 2026
26-13-TR

Teck, Canada Growth Fund and Canada Critical Minerals Accelerator sign Agreement to Support Strategic Metals Production at Trail Smelter

Today, Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”), Canada Growth Fund Inc. (“CGF”), and Natural Resources Canada (“NRCan”)’s Canada Critical Minerals Accelerator announced that they have signed a Strategic Investment Agreement (the “Agreement”) to support expanding production capacity for germanium, gallium, and antimony at Teck’s Trail Operations smelting and refining complex in British Columbia (“Trail”).

Trail is one of the world’s largest fully integrated polymetallic smelting and refining complexes. It produces nineteen products and has a long history of critical minerals production.

The Agreement establishes the commercial framework for an equity-like investment by CGF of up to $400 million directly into the facility, as part of an up to $850 million-dollar potential total investment by Teck to sustain and enhance critical minerals processing capacity at Trail Operations from a portfolio of feed sources. The Agreement also provides for the establishment of an offtake structure with the Government of Canada, including offtake rights for a portion of future germanium, antimony and gallium produced by Trail, that will build on Canada’s position as a reliable critical minerals supplier to global partners.

The Agreement reflects the intent of both parties to work towards an investment by CGF to unlock the advancement of Trail’s Strategic Metals Initiative, that could double Trail’s existing production capacity for germanium and antimony, and potentially add new gallium production capacity. The arrangements between Teck and the Government of Canada would also constitute the inaugural transaction under Canada’s newly launched Canada Critical Minerals Accelerator, which is an initiative of NRCan, managed by Export Development Canada (“EDC”).

Germanium, antimony, and gallium are essential inputs for a range of advanced technologies and national security applications. Germanium is widely used in fibre optic systems, infrared optics, and semiconductor technologies; antimony is critical for flame retardants, batteries, and alloys; and gallium is a key material in high-performance semiconductors used in telecommunications, radar systems, and next-generation electronics. Expanding reliable supply of these materials is key to Canada’s economic and national security, as well as clean technology and the energy transition.

The Province of British Columbia has also named the Trail Strategic Metals Initiative as one of eighteen priority resource projects and is working with Teck on opportunities to further support the initiative’s advancement.

Canada is moving quickly to unlock critical minerals that will strengthen our economy and security, enhance global supply chains, and grow Canadian industry. This project will leverage Trail’s long-standing Canadian expertise in strategic metals production; access to long-term, high-quality metals feedstock; and proven ability to adapt quickly to evolving market demands to achieve success.

Realization of the commercial arrangements contemplated by the Agreement remains subject to certain conditions, including the negotiation and execution of definitive documentation and satisfaction of applicable approvals.

Quotes

“Canada has what the world wants, and we are moving decisively to catalyze private investments, secure our supply chains, and get projects built faster so we can provide for ourselves and our global partners,” said the Honourable Tim Hodgson, Minister of Energy and Natural Resources. “Our new Canada Critical Minerals Accelerator is about turning Canadian resource abundance into real projects by giving industry the certainty they need to invest and grow, even in a volatile global market. By working with companies like Teck and partnering with Canada Growth Fund and Export Development Canada, we are using every tool in our toolbox to build Canada Strong.”

“Leveraging its unique expertise and ability to implement bespoke structured financial instruments, CGF’s investment will support the advancement of the expansion of Canada’s only germanium-producing smelter, a critical mineral essential to applications related to national security,” said Yannick Beaudoin, President and Chief Executive Officer of Canada Growth Fund Investment Management Inc. (“CGFIM”). “CGFIM is pleased to once again put its experience to work in support of the Government of Canada’s establishment of a third offtake agreement that positions Canada as a reliable partner of choice for global partners seeking access to important critical minerals.”

“Teck’s Trail Operations is a cornerstone of North America’s critical minerals ecosystem. Collaboration with CGF and the Canada Critical Minerals Accelerator will help advance the opportunity we have to quickly and significantly increase production capacity for key strategic metals and help strengthen secure, responsible supply chains,” said Jonathan Price, President and CEO, Teck. “By leveraging Trail’s existing infrastructure and expertise, this initiative has the potential to deliver new supply of strategic metals while providing strong returns for Teck shareholders.”

“EDC is focused on helping strengthen Canada’s role as a reliable supplier of critical minerals to global markets,” said Alison Nankivell, President and CEO of Export Development Canada. “These materials play an essential role in defence, security and advanced technologies. By leveraging EDC’s financing expertise and supporting projects like Trail, in collaboration with Teck, Natural Resources Canada and the Canada Growth Fund, we can help expand production capacity here in Canada and build more secure and resilient supply chains for our partners.”

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About Canada Growth Fund

CGF is a $15 billion arm’s-length investment vehicle designed to attract private capital to build Canada’s clean economy. It uses investment instruments that absorb certain risks to catalyze private investment in low-carbon projects, technologies, businesses, and supply chains. Visit http://www.cgf-fcc.ca for more information.

For CGF’s media relations, contact mediacgf@cgf-fcc.ca.

About Canada Growth Fund Investment Management

In Budget 2023, the Government of Canada appointed PSP Investments, through a wholly owned subsidiary, to act as the asset manager for CGF. CGFIM serves as the independent and exclusive asset manager for CGF.

About Natural Resources Canada

Natural Resources Canada (NRCan) is dedicated to enhancing the contribution of the natural resources sector to the economy, improving quality of life for all Canadians, and conducting innovative science in facilities across Canada. The Department is committed to ensuring the country’s abundant natural resources are developed sustainably, competitively and inclusively.

About EDC

Export Development Canada (EDC) is a financial Crown corporation dedicated to helping Canadian businesses make an impact at home and abroad. EDC has the financial products and knowledge Canadian companies need to confidently enter new markets, reduce financial risk and grow their business as they go from local to global. Together, EDC and Canadian companies are building a more prosperous, stronger and sustainable economy for all Canadians.

About Canada Critical Minerals Accelerator

The $2 billion Canada Critical Minerals Accelerator—formerly the Critical Minerals Sovereign Fund—was introduced by the Government of Canada in Budget 2025 to make strategic investments in critical mineral projects and companies through equity investments, debt instruments, and offtake contracts. It is an NRCan initiative that will be managed by EDC in close collaboration with NRCan.

PSP Investments’ Conflict of Interest Policy

PSP Investments has established a policy to address the risk of any real, potential or perceived conflicts of interest in the context of the services provided by CGFIM to CGF, requiring PSP Investments and CGF to disclose where they have overlapping investments.

At the time of approval of the commercial arrangements, PSP Investments held an ownership stake in Teck of less than 0.2% through (a) an externally managed portfolio over which PSP Investments has no oversight or discretion, and (b) various internally managed portfolios in the context of its ordinary course public market activities.

The foregoing is being disclosed in accordance with PSP Investments’ Conflicts of Interest Policy.

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About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman
Vice President, Investor Relations
+44.207.509.6576
emma.chapman@teck.com

Edwin Shadeo
Acting Vice President, Investor Relations
604.699.4531
edwin.shadeo@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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